AFH Holding V, Inc.

269 S. Beverly Drive, Ste #1600

Beverly Hills, CA 90212

February 10, 2014

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	AFH Holding III, Inc.
Item 4.01 Form 8-K Filed January 21, 2014
File No. 000-52849
AFH Holding IV, Inc. Item 4.01 Form 8-K Filed January 21, 2014
File No. 000-52850
AFIH Holding V, Inc. Item 4.01 Form 8-K Filed January 21, 2014
File No. 000-52937
AFH Holding VI, Inc. Item 4.01 Form 8-K Filed January 21, 2014
File No. 000-52938
AFH Holding VII, Inc. Item 4.01 Form 8-K Filed January 21, 2014
File No. 000-52939

Dear Ms. Thompson:

We are in receipt of your letter to us, dated January 23, 2014, regarding the entities listed above. We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments and each of our responses to your comments.

Item 4.01 Form 8-K filed January 21. 2014

1.	We note that you filed identical Item 4.01 Forms 8-K for each registrant listed at the top of this letter. In the interest of reducing the number of comments that we issue, rather than separately issue each of the below comments for each registrant, we are only issuing these comments once. Please confirm your understanding that the below comments should be applied to the Item 4.01 Form 8-K filed on January 21, 2014 for each registrant listed at the top of this letter.

Response:

We acknowledge that these comments apply to each registrant listed at the top of this letter.

2.	We note that you have engaged a new independent accountant effective January 16, 2014. Please amend your Form 8-K to provide all of the disclosures required by Item 4.0l(a) of Form 8-K and Item 304(a)(l ) of Regulation S-K regarding the resignation of your former independent accountant. We note you previously filed an Item 4.01 Form 8- K on November 13, 2013, reporting EFP Rotenberg LLP’s intention to resign in the future. However, as EFP Rotenberg LLP had not resigned at that time, that filing did not satisfy the requirements of Item 4.0l(a) of Form 8-K and Item 304(a)(l) of Regulation SK.

Response:

EFP Rotenberg LLP resigned effective after the filing of the Company’s 10Q for the period ended September 30, 2013. Their resignation was effective November 15, 2013. We have filed a Form 8-K/A stating the effective date of their resignation and included the required Exhibit 16 letter from EFP Rotenberg LLP.

3.	If your former accountant has not yet resigned, please explain to us why you had two independent accountants for any period subsequent to the engagement of Anton & Chia LLP on January 16, 2014 and describe the communications that you had with each firm during any overlapping period.

Response:

EFP Rotenberg LLP resigned effective after the filing of the Company’s 10Q for the period ended September 30, 2013. Their resignation was effective November 15, 2013. We have filed a Form 8-K/A stating the effective date of their resignation and included the required Exhibit 16 letter from EFP Rotenberg LLP. Anton & Chia LLP was engaged on January 16, 2014.

4.	When you report EFP Rotenberg LLP’s resignation, please file an Exhibit 16 letter from EFP Rotenberg LLP with your amended Form 8-K as required by Item 304(a)(3) of Regulation S-K.

Response:

EFP Rotenberg LLP resigned effective after the filing of the Company’s 10Q for the period ended September 30, 2013. Their resignation was effective November 15, 2013. We have filed a Form 8-K/A stating the effective date of their resignation and included the required Exhibit 16 letter from EFP Rotenberg LLP.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments. Please feel free to contact me with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Amir F. Heshmatpour
Amir F. Heshmatpour